

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2021

David Williams
Chief Executive Officer
Arqit Quantum Inc.
1st Floor, 3 More London Riverside
London SE1 2RE, United Kingdom

  Re: Arqit Quantum Inc.
    Registration Statement on Form F-1
    Filed October 1, 2021
    File No. 333-259982

Dear Mr. Williams:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Elliott Smith, Esq.